Exhibit 99.1

ASUR ANNOUNCES 2Q26 RESULTS

Total passenger traffic declined 2.7% YoY, reflecting declines of 5.0% in Mexico and 3.5% in Puerto Rico, partially offset by a 3.6% increase in Colombia

Mexico City, July 23, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced its results for the three- and six-month periods ended June 30, 2026.

2Q26 Highlights1

•	Total passenger traffic decreased 2.7% year-on-Year ("YoY"):

o	Colombia: increased 3.6%, reflecting growth of 4.1% in domestic traffic and 1.8% in international traffic.

o	Mexico: decreased 5.0%, reflecting declines of 8.3% and 1.7% in international traffic and domestic traffic, respectively.

o	Puerto Rico: decreased 3.5%, reflecting declines of 3.7% in domestic traffic and 2.4% in international traffic.

•	Revenues increased 9.9% year over year to Ps.9,579.0 million. Excluding construction services, revenues remained relatively flat (-0.3%).

•	2Q26 includes Ps.443.8 million revenues from ASUR US Commercial Airports, LLC (“ASUR US Airports”), acquired in December 2025, with no comparable contribution in 2Q25.

•	Commercial revenue per passenger increased 12.6% YoY to Ps.153.0.

•	Consolidated EBITDA decreased 8.7% YoY to Ps.4,589.9 million.

•	Adjusted EBITDA Margin (excluding IFRIC 12) declined to 62.0% from 67.6% in 2Q25.

•	Cash and cash equivalents totaled Ps.11,641.4 million, with Net Debt-to-LTM EBITDA at 0.9x.

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	Second Quarter		% Chg
	2025	2026
Financial Highlights
Total Revenue	8,715,432	9,578,964	9.9
Mexico	6,454,700	6,930,559	7.4
San Juan	1,354,837	1,220,259	(9.9)
Colombia	905,895	984,375	8.7
United States	0	443,771	N/A
Commercial Revenues per PAX	135.9	153.0	12.6
Mexico	158.6	145.7	(8.1)
San Juan	165.4	167.5	1.3
Colombia	57.8	63.2	9.3
EBITDA	5,024,921	4,589,887	(8.7)
Net Income	2,270,182	2,384,562	5.0
Majority Net Income	2,144,814	2,296,406	7.1
Earnings per Share (in pesos)	7.1494	7.6547	7.1
Earnings per ADS (in US$)	4.0925	4.3818	7.1
Capex	1,390,393	1,950,311	40.3
Cash & Cash Equivalents	19,815,868	11,641,384	(41.3)
Net Debt	1,934,015	15,138,319	682.7
Net Debt/ LTM EBITDA	0.1	0.9	894.3
Operational Highlights
Passenger Traffic
Mexico	10,016,529	9,511,428	(5.0)
San Juan	3,580,600	3,455,197	(3.5)
Colombia	4,139,442	4,286,667	3.6

1 Unless otherwise stated, all financial figures are unaudited and prepared in accordance with International Financial Reporting Standards (IFRS). All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. U.S. dollar figures are calculated at an exchange rate of US$1.00 = Ps.18.0033 (source: Diario Oficial de la Federación de Mexico) while Colombian peso figures are calculated at an exchange rate of COP.204.5200 = Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, and Majority Net Income can be found on page 20 of this report.

For a full version of ASUR’s Second Quarter of 2026 Earnings Release, please visit: https://www.asur.com.mx/informacion-financiera-page-0

2Q26 Earnings Call

Day: Friday, July 24, 2026, at 10:00 AM ET; 8:00 AM Mexico City time

Dial-in: +1 877 407 4018 (U.S. Toll-Free); +1 201 689 8471 (International)

Access Code: 13761602. Please dial-in 10 minutes before the scheduled start time.

Replay: Friday, July 24, 2026, at 2:00 PM ET, ending at 11:59 PM ET on Friday, July 31, 2026. Dial-in: +1 844 512 2921 (U.S. Toll-Free); +1 412 317 6671 (International). Access Code: 13761602

ASUR 2Q26 Page 2 of 5

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction of, or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, BBVA, BofA Merrill Lynch, Bradesco BBI, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, Jefferies, J.P. Morgan, Punto Research, Santander, Scotiabank, UBS Casa de Bolsa and Vector. Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and

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was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx ASUR David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

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